November 10, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Yolanda Guobadia

Staff Accountant, and

Kimberly Calder

Assistant Chief Accountant

Division of Corporation Finance

Office of Energy & Transportation

Re: GAS TRANSPORTER OF THE SOUTH INC

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 26, 2022

Form 6-K Filed August 9, 2022

File No. 001-13396

Dear Ms. Guobadia and Ms. Calder,

Reference is made to the comment letter (the “Comment Letter”), dated October 31, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed by Transportadora de Gas del Sur S.A. (the “Company”) on April 26, 2022, and the Form 6-K, filed August 9, 2022.

The Company respectfully requests an extension to respond to the Comment Letter. The Company will submit a response to the letter via EDGAR as soon as possible, in any event no later than November 30, 2022.

We would like to thank you for your consideration of this request. Please do not hesitate to contact me with any further comments or questions.

Yours very truly,

GAS TRANSPORTER OF THE SOUTH INC

Per:	/s/ Alejandro M. Basso
Alejandro M. Basso Chief Financial Officer and Services Vice President